Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Hong Kong Listing Rules”), we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange (“NYSE”) in the United States under the symbol BABA.

Alibaba Group Holding Limited

阿里巴巴集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter))

ANNOUNCEMENT OF THE SEPTEMBER QUARTER 2025 RESULTS AND

INTERIM RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025

The board of directors (the “Board”) of Alibaba Group Holding Limited (“Alibaba Group” or the “company”) is pleased to announce that the unaudited consolidated results of the company, its subsidiaries and consolidated entities (the “Group”) for the three months and the six months ended September 30, 2025. The Group’s unaudited consolidated financial statements have been prepared under accounting principles generally accepted in the United States (“U.S. GAAP”) and reviewed by the audit committee (the “Audit Committee”) of the Board.

In this results announcement, “we,” “us,” and “our” refer to the company and where the context otherwise requires, the Group.

“We have entered into an investment phase to build long-term strategic value in AI technologies and infrastructure and a consumption platform integrating daily life services and e-commerce. With our significant strategic investments in these areas, our two core businesses of AI + Cloud and consumption continued to deliver strong growth this quarter. Robust AI demand further accelerated our Cloud Intelligence Group business, with revenue up 34% and AI-related product revenue achieving triple-digit year-over-year growth for the ninth consecutive quarter. In our consumption business, quick commerce continued to scale with significant improvement in unit economics and drove rapid growth in monthly active consumers on the Taobao app,” said Eddie Wu, Chief Executive Officer of Alibaba Group.

“Our core businesses continued to deliver solid revenue growth, with AI revenue contributing to an expanding share of our cloud revenues from external customers, and customer management revenue up 10%. We are re-investing our profits and free cash flow for the future while near-term profitability is expected to fluctuate. Over the past four quarters, we have deployed approximately RMB120 billion in capital expenditure toward AI and cloud infrastructure,” said Toby Xu, Chief Financial Officer of Alibaba Group.

BUSINESS HIGHLIGHTS

In the quarter ended September 30, 2025:

•	Revenue was RMB247,795 million (US$34,808 million), an increase of 5% year-over-year. Excluding revenue from the disposed businesses of Sun Art and Intime, revenue on a like-for-like basis would have grown by 15% year-over-year.

•	Income from operations was RMB5,365 million (US$754 million), a decrease of 85% year-over-year, primarily due to the decrease in adjusted EBITA. Adjusted EBITA, a non-GAAP measurement, decreased 78% year-over-year to RMB9,073 million (US$1,274 million), primarily attributable to the investment in quick commerce, user experiences, and technology, partly offset by double-digit revenue growth in Alibaba China E-commerce Group, the improved operating results supported by continued growth in Cloud business, as well as enhanced operating efficiencies across various businesses.

•	Net income attributable to ordinary shareholders was RMB20,990 million (US$2,948 million). Net income was RMB20,612 million (US$2,895 million), a decrease of 53% year-over-year, primarily attributable to the decrease in income from operations. Non-GAAP net income in the quarter ended September 30, 2025 was RMB10,352 million (US$1,454 million), a decrease of 72% compared to RMB36,518 million in the same quarter of 2024.

•	Diluted earnings per ADS was RMB8.75 (US$1.23). Diluted earnings per share was RMB1.09 (US$0.15 or HK$1.19). Non-GAAP diluted earnings per ADS was RMB4.36 (US$0.61), a decrease of 71% year-over-year. Non-GAAP diluted earnings per share was RMB0.55 (US$0.08 or HK$0.60), a decrease of 71% year-over-year.

•	Net cash provided by operating activities was RMB10,099 million (US$1,419 million), a decrease of 68% compared to RMB31,438 million in the same quarter of 2024. Free cash flow, a non-GAAP measurement of liquidity, was an outflow of RMB21,840 million (US$3,068 million), compared to an inflow of RMB13,735 million in the same quarter of 2024. The decrease in free cash flow was mainly attributed to the investment in quick commerce and the increase in our cloud infrastructure expenditure. As of September 30, 2025, our cash and other liquid investments(1) were RMB573,889 million (US$80,614 million).

In the six months ended September 30, 2025:

•	Revenue was RMB495,447 million (US$69,595 million), an increase of 3% year-over-year. Excluding revenue from the disposed businesses of Sun Art and Intime, revenue on a like-for-like basis would have grown by 12% year-over-year.

•	Income from operations was RMB40,353 million (US$5,668 million), a decrease of 43% year-over-year, primarily due to the decrease in adjusted EBITA, partly offset by a one-time provision(2) in the same period last year. Adjusted EBITA, a non-GAAP measurement, decreased 44% year-over-year to RMB47,917 million (US$6,731 million), primarily attributable to the investment in quick commerce, user experiences, and technology, partly offset by double-digit revenue growth in Alibaba China E-commerce Group, the improved operating results supported by continued growth in Cloud business, as well as enhanced operating efficiencies across various businesses.

•	Net income attributable to ordinary shareholders was RMB64,106 million (US$9,005 million). Net income was RMB62,994 million (US$8,849 million), a decrease of 7% year-over-year, primarily attributable to the decrease in income from operations, partly offset by the mark-to-market changes from our equity investments, gain from the disposal of local consumer service business of Trendyol, and the decrease in both the impairment of our investments and net exchange loss. Non-GAAP net income in the six months ended September 30, 2025 was RMB43,862 million (US$6,161 million), a decrease of 43% compared to RMB77,209 million in the same period of 2024.

•	Diluted earnings per ADS was RMB26.73 (US$3.75). Diluted earnings per share was RMB3.34 (US$0.47 or HK$3.66). Non-GAAP diluted earnings per ADS was RMB19.10 (US$2.68), a decrease of 39% year-over-year. Non-GAAP diluted earnings per share was RMB2.39 (US$0.34 or HK$2.62), a decrease of 39% year-over-year.

•	Net cash provided by operating activities was RMB30,771 million (US$4,322 million), a decrease of 53% compared to RMB65,074 million in the same period of 2024. Free cash flow, a non-GAAP measurement of liquidity, was an outflow of RMB40,655 million (US$5,711 million), compared to an inflow of RMB31,107 million in the same period of 2024. The decrease in free cash flow was mainly attributed to the increase in our cloud infrastructure expenditure and the investment in quick commerce. As of September 30, 2025, our cash and other liquid investments(1) were RMB573,889 million (US$80,614 million).

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

(1)  Cash and other liquid investments represent cash and cash equivalents, short-term investments and other treasury investments included in equity securities and other investments on the consolidated balance sheets, of which that are unrestricted for withdrawal and use.
(2) See the section entitled “Six Months Ended September Other Financial Results” for more information.

BUSINESS AND STRATEGIC UPDATES

Alibaba China E-commerce Group

During the quarter, we executed our plan to reach critical mass scale in quick commerce, improve user experience and enhance operating efficiency. The quick commerce business has substantially improved its unit economics since September, driven by higher fulfillment logistics efficiency, strong customer retention and increasing average order value. As part of our strategy to generate synergies between quick commerce and the rest of Alibaba’s ecosystem, we accelerated the onboarding of Tmall brands to our quick commerce channel to expand product offering and meet consumer needs for on-demand delivery. We had onboarded offline stores from approximately 3,500 Tmall brands to the quick commerce business as of October 31, 2025.

Customer management revenue grew 10% year-over-year to RMB78,927 million (US$11,087 million) during the quarter, primarily driven by the improvement of take rate, which benefited from the increasing penetration of Quanzhantui and the addition of software service fees in September last year. The growing mindshare and increasing scale of our quick commerce business contributed to a rapid year-over-year increase in monthly active consumers on the Taobao app during the quarter, which generated incremental customer management revenue.

We had a successful 11.11 Global Shopping Festival, which delivered double-digit consumer growth year-over-year on the Taobao app, as we implemented user-friendly promotion mechanisms and increased support for merchants that provide high-quality products and customer services.

The number of 88VIP members, our highest spending consumer group, continued to increase by double digits year-over-year, surpassing 56 million. We will continue to focus on improving the retention of 88VIP membership through enhanced value proposition to our most valued customers.

Alibaba International Digital Commerce Group (“AIDC”)

A combination of logistics optimization and investment efficiency enhancement resulted in AIDC’s adjusted EBITA profit of RMB162 million (US$23 million) for the quarter ended September 30, 2025. The unit economics of the AliExpress' Choice business also continued to improve substantially.

This quarter, revenue from AIDC grew 10% year-over-year to RMB34,799 million (US$4,888 million). AIDC's international commerce retail businesses continued to diversify and enrich product offerings by onboarding local merchants and partners, while leveraging the supply chain advantage of the Alibaba ecosystem. AliExpress, in particular, has developed its “AliExpressDirect” model that leverages local inventories in over 30 countries. AliExpress also enhanced the range of our product offerings by launching the “Brand+” program, providing go-to-market solutions to Chinese brands going overseas. In addition, AIDC's international wholesale business further enhanced its AI applications to enhance user experience. During the quarter, our AI-powered B2B procurement engine Accio released its AI Agent version, significantly improving sourcing and procurement efficiency for users.

Cloud Intelligence Group

For the quarter ended September 30, 2025, revenue from Cloud Intelligence Group was RMB39,824 million (US$5,594 million). The year-over-year growth of total revenue, and revenue excluding Alibaba-consolidated subsidiaries, accelerated to 34% and 29% respectively. This momentum was primarily driven by public cloud revenue growth, including the increasing adoption of AI-related products.

AI-related product revenue continued to show strong momentum, delivering another quarter of triple-digit year-over-year growth. We are seeing accelerated adoption of our AI products across a broad range of enterprise customers, with a growing focus on value-added applications including coding assistants. We will continue to invest in anticipation of customer growth and technology innovation, including AI products and services, to increase adoption of AI infrastructure cloud and strengthen our market leadership.

In September at the Apsara Conference, Alibaba Cloud unveiled a major upgrade to our full-stack AI capabilities – spanning from cutting-edge AI foundation models to high-performance AI infrastructure, including servers, high-performance networking, distributed storage, intelligent computing clusters, Platform for AI (PAI), and services for model training and inference. Leveraging our strong AI + Cloud capabilities, Alibaba Cloud continues to contribute actively to open-source community development. As of October 31, 2025, more than 180,000 derivative models had been developed based on the Qwen family on Hugging Face – more than double that of the second player.

Alibaba Cloud continues to lead the market, attracting more customers to adopt our AI products and services. Omdia’s “AI Cloud Market: China – 1H25” reported that Alibaba Cloud ranked first in China’s AI cloud market with the largest share of 35.8%, highlighting our ability to continue leading China's burgeoning AI cloud market through our comprehensive full-stack AI capabilities.

Share Repurchases

During the quarter ended September 30, 2025, we repurchased a total of 17 million ordinary shares (equivalent to approximately 2 million ADSs) for a total of US$253 million. These purchases were made in the U.S. market under our share repurchase program. The remaining amount of Board authorization for our share repurchase program, which is effective through March 2027, was US$19.1 billion as of September 30, 2025.

SEPTEMBER QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended September 30,
	2024	2025		YoY %
	RMB	RMB	US$	Change

	(in millions, except percentages and per share amounts)
Revenue	236,503	247,795	34,808	5%

Income from operations	35,246	5,365	754	(85	)%(2)
Operating margin	15%	2%
Adjusted EBITDA(1)	47,327	17,256	2,424	(64	)%(2)
Adjusted EBITDA margin(1)	20%	7%
Adjusted EBITA(1)	40,561	9,073	1,274	(78	)%(2)
Adjusted EBITA margin(1)	17%	4%

Net income	43,547	20,612	2,895	(53	)%(2)
Net income attributable to ordinary shareholders	43,874	20,990	2,948	(52	)%(2)
Non-GAAP net income(1)	36,518	10,352	1,454	(72	)%(2)

Diluted earnings per share(3)	2.27	1.09	0.15	(52	)%(2)(4)
Diluted earnings per ADS(3)	18.17	8.75	1.23	(52	)%(2)(4)
Non-GAAP diluted earnings per share(1)(3)	1.88	0.55	0.08	(71	)%(2)(4)
Non-GAAP diluted earnings per ADS(1)(3)	15.06	4.36	0.61	(71	)%(2)(4)

(1)	See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(2)	The year-over-year decreases were primarily attributable to the investment in quick commerce, user experiences, and technology, partly offset by double-digit revenue growth in Alibaba China E-commerce Group, the improved operating results supported by continued growth in Cloud business, as well as enhanced operating efficiencies across various businesses, while net income attributable to ordinary shareholders and earnings per share/ADS would further take into account the net loss attributable to noncontrolling interests and accretion of mezzanine equity. We excluded non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items from our non-GAAP measurements.

(3)	Each ADS represents eight ordinary shares.

(4)	The year-over-year percentages as stated are calculated based on the exact amount and there may be minor differences from the year-over-year percentages calculated based on the RMB amounts after rounding.

SEPTEMBER QUARTER SEGMENT RESULTS

Revenue for the quarter ended September 30, 2025 was RMB247,795 million (US$34,808 million), an increase of 5% year-over-year compared to RMB236,503 million in the same quarter of 2024. Excluding revenue from the disposed businesses of Sun Art and Intime, revenue on a like-for-like basis would have grown by 15% year-over-year.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended September 30,
	2024	2025		YoY %
	RMB	RMB	US$	Change

	(in millions, except percentages)
Alibaba China E-commerce Group:
E-commerce
- Customer management	71,667	78,927	11,087	10%
- Direct sales, logistics and others(2)	22,799	24,006	3,372	5%
	94,466	102,933	14,459	9%
Quick commerce(3)	14,321	22,906	3,217	60%
China commerce wholesale	5,986	6,739	947	13%
Total Alibaba China E-commerce Group	114,773	132,578	18,623	16%

Alibaba International Digital Commerce Group:
International commerce retail	25,618	28,068	3,943	10%
International commerce wholesale	6,054	6,731	945	11%
Total Alibaba International Digital Commerce Group	31,672	34,799	4,888	10%

Cloud Intelligence Group	29,610	39,824	5,594	34%
All others(4)	84,483	62,969	8,846	(25)%
Unallocated	469	577	81
Inter-segment elimination	(24,504)	(22,952)	(3,224)
Consolidated revenue	236,503	247,795	34,808	5%

(1)	To advance our “user first” strategy and enhance user experience, during the quarter ended June 30, 2025, we undertook a strategic combination of Taobao and Tmall Group, Ele.me and Fliggy into Alibaba China E-commerce Group. We simplified the financial reporting structure by reclassifying Cainiao, Amap and Digital Media and Entertainment Group (rebranded to Hujing Digital Media and Entertainment Group) into “All others”. The above presentation has been updated to conform with the new reporting structure, as reviewed by our chief operating decision maker.

(2)	Direct sales, logistics and others revenue under Alibaba China E-commerce Group primarily represents direct sales businesses of Tmall Supermarket, Tmall Global and other businesses, where revenue and cost of inventory are recorded on a gross basis within the business group, as well as revenue from logistics services and value-added services.

(3)	Quick commerce revenue represents quick commerce business revenue, including revenue generated through “Taobao Instant Commerce” and the Ele.me app. Quick commerce revenue is net of subsidies that are contra revenue.

(4)	All others include Freshippo, Cainiao, Alibaba Health, Hujing Digital Media and Entertainment Group, Amap, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Lingxi Games, DingTalk and other businesses. The majority of revenue within All others consists of direct sales, where revenue and cost of inventory are recorded on a gross basis, and revenue from logistics services. The decrease was primarily due to the revenue decrease as a result of the disposal of Sun Art and Intime businesses, as well as the decrease in revenue from Cainiao, partly offset by the increase in revenue from Freshippo, Alibaba Health and Amap.

The following table sets forth a breakdown of our adjusted EBITA by segment for the periods indicated:

	Three months ended September 30,
	2024	2025		YoY %
	RMB	RMB	US$	Change(3)

	(in millions, except percentages)
Alibaba China E-commerce Group	44,327	10,497	1,474	(76)%
Alibaba International Digital Commerce Group	(2,905)	162	23	N/A
Cloud Intelligence Group	2,661	3,604	506	35%
All others	(1,833)	(3,370)	(473)	(84)%
Unallocated(2)	(1,271)	(1,221)	(172)
Inter-segment elimination	(418)	(599)	(84)
Consolidated adjusted EBITA	40,561	9,073	1,274	(78)%
Less: Non-cash share-based compensation expense	(3,666)	(2,882)	(404)
Less: Amortization of intangible assets	(1,649)	(826)	(116)
Income from operations	35,246	5,365	754	(85)%

(1)	To advance our “user first” strategy and enhance user experience, during the quarter ended June 30, 2025, we undertook a strategic combination of Taobao and Tmall Group, Ele.me and Fliggy into Alibaba China E-commerce Group. We simplified the financial reporting structure by reclassifying Cainiao, Amap and Digital Media and Entertainment Group (rebranded to Hujing Digital Media and Entertainment Group) into “All others”. The above presentation has been updated to conform with the new reporting structure, as reviewed by our chief operating decision maker.

(2)	Unallocated primarily relates to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.

(3)	For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

Alibaba China E-commerce Group

(i)	Segment revenue

•	E-commerce Business

Revenue from our E-commerce business in the quarter ended September 30, 2025 was RMB102,933 million (US$14,459 million), an increase of 9% compared to RMB94,466 million in the same quarter of 2024.

Customer management revenue increased by 10% year-over-year, primarily due to the improvement of take rate.

Direct sales, logistics and others revenue under E-commerce business in the quarter ended September 30, 2025 was RMB24,006 million (US$3,372 million), an increase of 5% compared to RMB22,799 million in the same quarter of 2024, primarily driven by the increase in revenue from logistics services and value-added services, partly offset by the decrease in revenue from certain direct sales businesses.

•	Quick Commerce Business

Revenue from our Quick commerce business in the quarter ended September 30, 2025 was RMB22,906 million (US$3,217 million), an increase of 60% compared to RMB14,321 million in the same quarter of 2024, mainly due to order growth as a result of the rollout of “Taobao Instant Commerce” at the end of April 2025.

•	China Commerce Wholesale Business

Revenue from our China commerce wholesale business in the quarter ended September 30, 2025 was RMB6,739 million (US$947 million), an increase of 13% compared to RMB5,986 million in the same quarter of 2024, primarily due to an increase in revenue from value-added services provided to paying members.

(ii)	Segment adjusted EBITA

Alibaba China E-commerce Group adjusted EBITA decreased by 76% to RMB10,497 million (US$1,474 million) in the quarter ended September 30, 2025, compared to RMB44,327 million in the same quarter of 2024, primarily due to the investment in quick commerce, user experiences, and technology, partly offset by double-digit revenue growth in Alibaba China E-commerce Group.

Alibaba International Digital Commerce Group

(i)	Segment revenue

•	International Commerce Retail Business

Revenue from our International commerce retail business in the quarter ended September 30, 2025 was RMB28,068 million (US$3,943 million), an increase of 10% compared to RMB25,618 million in the same quarter of 2024, primarily driven by the increase in revenue contributed by AliExpress and other international businesses. As certain of our international businesses generate revenue in local currencies while our reporting currency is Renminbi, AIDC’s revenue is affected by exchange rate fluctuations.

•	International Commerce Wholesale Business

Revenue from our International commerce wholesale business in the quarter ended September 30, 2025 was RMB6,731 million (US$945 million), an increase of 11% compared to RMB6,054 million in the same quarter of 2024, primarily due to an increase in revenue generated by cross-border related value-added services.

(ii)	Segment adjusted EBITA

Alibaba International Digital Commerce Group adjusted EBITA was a profit of RMB162 million (US$23 million) in the quarter ended September 30, 2025, compared to a loss of RMB2,905 million in the same quarter of 2024, primarily due to significant improvement in AliExpress’ operating efficiency, and enhanced efficiency across various businesses.

Cloud Intelligence Group

(i)	Segment revenue

Revenue from Cloud Intelligence Group was RMB39,824 million (US$5,594 million) in the quarter ended September 30, 2025, an increase of 34% compared to RMB29,610 million in the same quarter of 2024. Overall revenue excluding Alibaba-consolidated subsidiaries increased by 29% year-over-year, primarily driven by public cloud revenue growth, including the increasing adoption of AI-related products.

(ii)	Segment adjusted EBITA

Cloud Intelligence Group adjusted EBITA increased by 35% to RMB3,604 million (US$506 million) in the quarter ended September 30, 2025, compared to RMB2,661 million in the same quarter of 2024, primarily due to revenue growth and improving operating efficiency, partly offset by the increasing investments in customer growth and technology innovation.

All Others

(i)	Segment revenue

Revenue from All others segment was RMB62,969 million (US$8,846 million) in the quarter ended September 30, 2025, a decrease of 25% compared to RMB84,483 million in the same quarter of 2024, primarily due to the revenue decrease as a result of the disposal of Sun Art and Intime businesses, as well as the decrease in revenue from Cainiao, partly offset by the increase in revenue from Freshippo, Alibaba Health and Amap.

(ii)	Segment adjusted EBITA

Adjusted EBITA from All others segment in the quarter ended September 30, 2025 was a loss of RMB3,370 million (US$473 million), compared to a loss of RMB1,833 million in the same quarter of 2024, primarily due to the increased investment in technology businesses, partly offset by the improved operating results of Hujing Digital Media and Entertainment Group and other businesses.

SEPTEMBER QUARTER OTHER FINANCIAL RESULTS

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense, and costs and expenses excluding share-based compensation expense by function for the periods indicated:

	Three months ended September 30,					% of
	2024		2025			Revenue
		% of			% of	YoY
	RMB	Revenue	RMB	US$	Revenue	change

	(in millions, except percentages)
Costs and expenses:
Cost of revenue	144,029	60.9%	150,781	21,180	60.8%	(0.1)%
Product development expenses	14,182	6.0%	17,095	2,401	6.9%	0.9%
Sales and marketing expenses	32,471	13.7%	66,496	9,341	26.8%	13.1%
General and administrative expenses	9,777	4.1%	7,380	1,037	3.0%	(1.1)%
Amortization of intangible assets	1,649	0.7%	826	116	0.3%	(0.4)%
Total costs and expenses	202,108		242,578	34,075

Share-based compensation expense:
Cost of revenue	619	0.3%	450	63	0.2%	(0.1)%
Product development expenses	1,757	0.7%	1,396	196	0.6%	(0.1)%
Sales and marketing expenses	549	0.2%	500	70	0.2%	0.0%
General and administrative expenses	1,221	0.5%	979	138	0.4%	(0.1)%
Total share-based compensation expense(1)	4,146		3,325	467

Costs and expenses excluding share-based compensation expense:
Cost of revenue	143,410	60.6%	150,331	21,117	60.7%	0.1%
Product development expenses	12,425	5.3%	15,699	2,205	6.3%	1.0%
Sales and marketing expenses	31,922	13.5%	65,996	9,271	26.6%	13.1%
General and administrative expenses	8,556	3.6%	6,401	899	2.6%	(1.0)%
Amortization of intangible assets	1,649	0.7%	826	116	0.3%	(0.4)%
Total costs and expenses excluding share-based compensation expense	197,962		239,253	33,608

(1)	This includes both cash and non-cash share-based compensation expenses.

Cost of revenue – Cost of revenue in the quarter ended September 30, 2025 was RMB150,781 million (US$21,180 million), or 60.8% of revenue, compared to RMB144,029 million, or 60.9% of revenue, in the same quarter of 2024. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 60.6% in the quarter ended September 30, 2024 to 60.7% in the quarter ended September 30, 2025, primarily due to higher logistics cost driven by the growth in our quick commerce business, partly offset by the disposal of Sun Art and Intime businesses, decrease in scale of low margin direct sales businesses, improvement in monetization and operating efficiency.

Product development expenses – Product development expenses in the quarter ended September 30, 2025 were RMB17,095 million (US$2,401 million), or 6.9% of revenue, compared to RMB14,182 million, or 6.0% of revenue, in the same quarter of 2024. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have increased from 5.3% in the quarter ended September 30, 2024 to 6.3% in the quarter ended September 30, 2025, primarily attributable to our increased investment in technology development.

Sales and marketing expenses – Sales and marketing expenses in the quarter ended September 30, 2025 were RMB66,496 million (US$9,341 million), or 26.8% of revenue, compared to RMB32,471 million, or 13.7% of revenue, in the same quarter of 2024. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 13.5% in the quarter ended September 30, 2024 to 26.6% in the quarter ended September 30, 2025, primarily attributable to the investment in user experiences of Alibaba China E-commerce Group.

General and administrative expenses – General and administrative expenses in the quarter ended September 30, 2025 were RMB7,380 million (US$1,037 million), or 3.0% of revenue, compared to RMB9,777 million, or 4.1% of revenue, in the same quarter of 2024. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have decreased from 3.6% in the quarter ended September 30, 2024 to 2.6% in the quarter ended September 30, 2025, primarily due to our improved cost control measures.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in the quarter ended September 30, 2025 was RMB3,325 million (US$467 million), compared to RMB4,146 million in the same quarter of 2024.

The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended September 30,
	2024	2025		YoY %
	RMB	RMB	US$	Change

	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	2,786	2,343	329	(16)%
Others(2)	1,360	982	138	(28)%
Total share-based compensation expense(3)	4,146	3,325	467	(20)%

(1)	This represents Alibaba Group share-based awards granted to our employees.

(2)	This represents share-based awards of our subsidiaries and Ant Group granted to our employees.

(3)	This includes both cash and non-cash share-based compensation expenses.

Share-based compensation expense decreased in the quarter ended September 30, 2025 compared to the same quarter of 2024. The decrease in share-based compensation expense related to Alibaba Group share-based awards was primarily due to the decrease in the number of awards granted as we have increased the proportion of long-term cash incentives granted after considering the macroeconomic environment and the general trends in the talent market.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization of intangible assets – Amortization of intangible assets in the quarter ended September 30, 2025 was RMB826 million (US$116 million), a decrease of 50% from RMB1,649 million in the same quarter of 2024, primarily due to full amortization of certain intangible assets.

Income from operations and operating margin

Income from operations in the quarter ended September 30, 2025 was RMB5,365 million (US$754 million), or 2% of revenue, a decrease of 85% compared to RMB35,246 million, or 15% of revenue, in the same quarter of 2024, primarily due to the decrease in adjusted EBITA.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA decreased 64% year-over-year to RMB17,256 million (US$2,424 million) in the quarter ended September 30, 2025, compared to RMB47,327 million in the same quarter of 2024. Adjusted EBITA decreased 78% year-over-year to RMB9,073 million (US$1,274 million) in the quarter ended September 30, 2025, compared to RMB40,561 million in the same quarter of 2024, primarily attributable to the investment in quick commerce, user experiences, and technology, partly offset by double-digit revenue growth in Alibaba China E-commerce Group, the improved operating results supported by continued growth in Cloud business, as well as enhanced operating efficiencies across various businesses. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA by segment

Adjusted EBITA by segment as well as a reconciliation of income from operations to adjusted EBITA are set forth in the section entitled “September Quarter Segment Results” above.

Interest and investment income, net

Interest and investment income, net in the quarter ended September 30, 2025 was RMB20,092 million (US$2,822 million), an increase of 8% compared to RMB18,607 million in the same quarter of 2024, primarily due to mark-to-market changes, partly offset by the increase in impairment of our investments.

The above-mentioned investment gains and losses were excluded from our non-GAAP net income.

Other (expense) income, net

Other (expense) income, net in the quarter ended September 30, 2025 was an income of RMB981 million (US$138 million), compared to expense of RMB1,478 million in the same quarter of 2024, primarily due to the decrease in net exchange loss in this quarter compared to the same quarter last year, arising from the exchange rate fluctuation between Renminbi and U.S. dollar.

Income tax expenses

Income tax expenses in the quarter ended September 30, 2025 were RMB5,550 million (US$780 million), compared to RMB7,379 million in the same quarter of 2024.

Share of results of equity method investees

We record our share of results of all equity method investees one quarter in arrears. Share of results of equity method investees in the quarter ended September 30, 2025 was RMB2,241 million (US$315 million), an increase of 129% compared to RMB978 million in the same quarter of 2024. The following table sets forth a breakdown of share of results of equity method investees for the periods indicated:

	Three months ended September 30,
	2024	2025
	RMB	RMB	US$

	(in millions)
Share of profit (loss) of equity method investees
- Ant Group	2,478	2,733	384
- Others	(746)	671	94
Impairment loss	–	(5)	(1)
Others(1)	(754)	(1,158)	(162)
Total	978	2,241	315

(1)	“Others” mainly include basis differences arising from equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the deemed disposal of the equity method investees.

Net income and Non-GAAP net income

Our net income in the quarter ended September 30, 2025 was RMB20,612 million (US$2,895 million), compared to RMB43,547 million in the same quarter of 2024, primarily attributable to the decrease in income from operations.

Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP net income in the quarter ended September 30, 2025 was RMB10,352 million (US$1,454 million), a decrease of 72% compared to RMB36,518 million in the same quarter of 2024, primarily attributable to the investment in quick commerce, user experiences, and technology, partly offset by double-digit revenue growth in Alibaba China E-commerce Group, the improved operating results supported by continued growth in Cloud business, as well as enhanced operating efficiencies across various businesses. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended September 30, 2025 was RMB20,990 million (US$2,948 million), compared to RMB43,874 million in the same quarter of 2024, primarily attributable to the decrease in income from operations.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in the quarter ended September 30, 2025 was RMB8.75 (US$1.23), compared to RMB18.17 in the same quarter of 2024. Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP diluted earnings per ADS in the quarter ended September 30, 2025 was RMB4.36 (US$0.61), a decrease of 71% compared to RMB15.06 in the same quarter of 2024.

Diluted earnings per share in the quarter ended September 30, 2025 was RMB1.09 (US$0.15 or HK$1.19), compared to RMB2.27 in the same quarter of 2024. Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP diluted earnings per share in the quarter ended September 30, 2025 was RMB0.55 (US$0.08 or HK$0.60), a decrease of 71% compared to RMB1.88 in the same quarter of 2024.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement. Each ADS represents eight ordinary shares.

Net cash provided by operating activities and free cash flow

During the quarter ended September 30, 2025, net cash provided by operating activities was RMB10,099 million (US$1,419 million), a decrease of 68% compared to RMB31,438 million in the same quarter of 2024. Free cash flow, a non-GAAP measurement of liquidity, was an outflow of RMB21,840 million (US$3,068 million), compared to an inflow of RMB13,735 million in the same quarter of 2024. The decrease in free cash flow was mainly attributed to the investment in quick commerce and the increase in our cloud infrastructure expenditure. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended September 30, 2025, net cash used in investing activities of RMB69,652 million (US$9,784 million) primarily reflected an increase in short-term investments and other treasury investments by RMB59,135 million (US$8,307 million) and capital expenditures of RMB31,501 million (US$4,425 million), partly offset by net cash inflow of RMB20,682 million (US$2,905 million) for investment and acquisition activities.

Net cash provided by financing activities

During the quarter ended September 30, 2025, net cash provided by financing activities of RMB10,902 million (US$1,531 million) primarily reflected cash provided by net proceeds from issuance of convertible unsecured senior notes and payments for capped call transactions of RMB20,994 million (US$2,949 million), net proceeds from bank borrowings of RMB14,517 million (US$2,039 million), and net proceeds from issuance of exchangeable bonds of RMB10,986 million (US$1,543 million), partly offset by dividend payment of RMB33,313 million (US$4,679 million) and repurchase of ordinary shares of RMB1,798 million (US$253 million).

Employees

As of September 30, 2025, we had a total of 126,661 employees, compared to 123,711 as of June 30, 2025.

SIX MONTHS ENDED SEPTEMBER SUMMARY FINANCIAL RESULTS

	Six months ended September 30,
	2024	2025		YoY %
	RMB	RMB	US$	Change

	(in millions, except percentages and per share amounts)
Revenue	479,739	495,447	69,595	3%

Income from operations	71,235	40,353	5,668	(43	)%(2)
Operating margin	15%	8%
Adjusted EBITDA(1)	98,488	62,991	8,848	(36	)%(3)
Adjusted EBITDA margin(1)	21%	13%
Adjusted EBITA(1)	85,596	47,917	6,731	(44	)%(3)
Adjusted EBITA margin(1)	18%	10%

Net income	67,569	62,994	8,849	(7	)%(4)
Net income attributable to ordinary shareholders	68,143	64,106	9,005	(6	)%(4)
Non-GAAP net income(1)	77,209	43,862	6,161	(43	)%(3)

Diluted earnings per share(5)	3.50	3.34	0.47	(5	)%(4)(6)
Diluted earnings per ADS(5)	28.00	26.73	3.75	(5	)%(4)(6)
Non-GAAP diluted earnings per share(1)(5)	3.94	2.39	0.34	(39	)%(3)(6)
Non-GAAP diluted earnings per ADS(1)(5)	31.50	19.10	2.68	(39	)%(3)(6)

(1)	See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(2)	The year-over-year decrease was primarily due to the decrease in adjusted EBITA, partly offset by a one-time provision in the same period last year (See the section entitled “Six Months Ended September Other Financial Results” for more information).

(3)	The year-over-year decreases were mainly attributable to the investment in quick commerce, user experiences, and technology, partly offset by double-digit revenue growth in Alibaba China E-commerce Group, the improved operating results supported by continued growth in Cloud business, as well as enhanced operating efficiencies across various businesses.

(4)	The year-over-year decreases were mainly attributable to the decrease in income from operations, partly offset by the mark-to-market changes from our equity investments, gain from the disposal of local consumer service business of Trendyol, and the decrease in both the impairment of our investments and net exchange loss, while net income attributable to ordinary shareholders and earnings per share/ADS would further take into account the net loss (income) attributable to noncontrolling interests and (accretion) reversal of accretion of mezzanine equity. We excluded non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items from our non-GAAP measurements.

(5)	Each ADS represents eight ordinary shares.

(6)	The year-over-year percentages as stated are calculated based on the exact amount and there may be minor differences from the year-over-year percentages calculated based on the RMB amounts after rounding.

SIX MONTHS ENDED SEPTEMBER SEGMENT RESULTS

Revenue for the six months ended September 30, 2025 was RMB495,447 million (US$69,595 million), an increase of 3% year-over-year compared to RMB479,739 million in the same period of 2024. Excluding revenue from the disposed businesses of Sun Art and Intime, revenue on a like-for-like basis would have grown by 12% year-over-year.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Six months ended September 30,
	2024	2025		YoY %
	RMB	RMB	US$	Change

	(in millions, except percentages)
Alibaba China E-commerce Group:
E-commerce
- Customer management	152,755	168,179	23,624	10%
- Direct sales, logistics and others(2)	50,233	53,331	7,492	6%
	202,988	221,510	31,116	9%
Quick commerce(3)	27,517	37,690	5,294	37%
China commerce wholesale	11,938	13,450	1,889	13%
Total Alibaba China E-commerce Group	242,443	272,650	38,299	12%

Alibaba International Digital Commerce Group:
International commerce retail	49,309	56,463	7,931	15%
International commerce wholesale	11,656	13,077	1,837	12%
Total Alibaba International Digital Commerce Group	60,965	69,540	9,768	14%

Cloud Intelligence Group	56,159	73,222	10,285	30%
All others(4)	165,837	121,568	17,077	(27)%
Unallocated	888	1,096	154
Inter-segment elimination	(46,553)	(42,629)	(5,988)
Consolidated revenue	479,739	495,447	69,595	3%

(1)	To advance our “user first” strategy and enhance user experience, during the quarter ended June 30, 2025, we undertook a strategic combination of Taobao and Tmall Group, Ele.me and Fliggy into Alibaba China E-commerce Group. We simplified the financial reporting structure by reclassifying Cainiao, Amap and Digital Media and Entertainment Group (rebranded to Hujing Digital Media and Entertainment Group) into “All others”. The above presentation has been updated to conform with the new reporting structure, as reviewed by our chief operating decision maker.

(2)	Direct sales, logistics and others revenue under Alibaba China E-commerce Group primarily represents direct sales businesses of Tmall Supermarket, Tmall Global and other businesses, where revenue and cost of inventory are recorded on a gross basis within the business group, as well as revenue from logistics services and value-added services.

(3)	Quick commerce revenue represents quick commerce business revenue, including revenue generated through “Taobao Instant Commerce” and the Ele.me app. Quick commerce revenue is net of subsidies that are contra revenue.

(4)	All others include Freshippo, Cainiao, Alibaba Health, Hujing Digital Media and Entertainment Group, Amap, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Lingxi Games, DingTalk and other businesses. The majority of revenue within All others consists of direct sales, where revenue and cost of inventory are recorded on a gross basis, and revenue from logistics services. The decrease was primarily due to the revenue decrease as a result of the disposal of Sun Art and Intime businesses, as well as the decrease in revenue from Cainiao, partly offset by the increase in revenue from Freshippo, Alibaba Health and Amap.

The following table sets forth a breakdown of our adjusted EBITA by segment for the periods indicated:

	Six months ended September 30,
	2024	2025		YoY %
	RMB	RMB	US$	Change(3)

	(in millions, except percentages)
Alibaba China E-commerce Group	93,080	48,886	6,867	(47)%
Alibaba International Digital Commerce Group	(6,611)	103	14	N/A
Cloud Intelligence Group	4,998	6,558	921	31%
All others	(2,910)	(4,785)	(672)	(64)%
Unallocated(2)	(2,142)	(1,640)	(230)
Inter-segment elimination	(819)	(1,205)	(169)
Consolidated adjusted EBITA	85,596	47,917	6,731	(44)%
Less: Non-cash share-based compensation expense	(7,775)	(6,076)	(854)
Less: Amortization and impairment of intangible assets, and others	(3,441)	(1,488)	(209)
Less: Provision for the shareholder class action lawsuits	(3,145)	–	–
Income from operations	71,235	40,353	5,668	(43)%

(1)	To advance our “user first” strategy and enhance user experience, during the quarter ended June 30, 2025, we undertook a strategic combination of Taobao and Tmall Group, Ele.me and Fliggy into Alibaba China E-commerce Group. We simplified the financial reporting structure by reclassifying Cainiao, Amap and Digital Media and Entertainment Group (rebranded to Hujing Digital Media and Entertainment Group) into “All others”. The above presentation has been updated to conform with the new reporting structure, as reviewed by our chief operating decision maker.

(2)	Unallocated primarily relates to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.

(3)	For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

Alibaba China E-commerce Group

(i)	Segment revenue

•	E-commerce Business

Revenue from our E-commerce business in the six months ended September 30, 2025 was RMB221,510 million (US$31,116 million), an increase of 9% compared to RMB202,988 million in the same period of 2024.

Customer management revenue increased by 10% year-over-year, primarily due to the improvement of take rate.

Direct sales, logistics and others revenue under E-commerce business in the six months ended September 30, 2025 was RMB53,331 million (US$7,492 million), an increase of 6% compared to RMB50,233 million in the same period of 2024, primarily driven by the increase in revenue from logistics services and value-added services, partly offset by the decrease in revenue from certain direct sales businesses.

•	Quick Commerce Business

Revenue from our Quick commerce business in the six months ended September 30, 2025 was RMB37,690 million (US$5,294 million), an increase of 37% compared to RMB27,517 million in the same period of 2024, mainly due to order growth as a result of the rollout of “Taobao Instant Commerce” at the end of April 2025.

•	China Commerce Wholesale Business

Revenue from our China commerce wholesale business in the six months ended September 30, 2025 was RMB13,450 million (US$1,889 million), an increase of 13% compared to RMB11,938 million in the same period of 2024, primarily due to an increase in revenue from value-added services provided to paying members.

(ii)	Segment adjusted EBITA

Alibaba China E-commerce Group adjusted EBITA decreased by 47% to RMB48,886 million (US$6,867 million) in the six months ended September 30, 2025, compared to RMB93,080 million in the same period of 2024, primarily due to the investment in quick commerce, user experiences, and technology, partly offset by double-digit revenue growth in Alibaba China E-commerce Group.

Alibaba International Digital Commerce Group

(i)	Segment revenue

•	International Commerce Retail Business

Revenue from our International commerce retail business in the six months ended September 30, 2025 was RMB56,463 million (US$7,931 million), an increase of 15% compared to RMB49,309 million in the same period of 2024, primarily driven by the increase in revenue contributed by AliExpress and other international businesses. As certain of our international businesses generate revenue in local currencies while our reporting currency is Renminbi, AIDC’s revenue is affected by exchange rate fluctuations.

•	International Commerce Wholesale Business

Revenue from our International commerce wholesale business in the six months ended September 30, 2025 was RMB13,077 million (US$1,837 million), an increase of 12% compared to RMB11,656 million in the same period of 2024, primarily due to an increase in revenue generated by cross-border related value-added services.

(ii)	Segment adjusted EBITA

Alibaba International Digital Commerce Group adjusted EBITA was a profit of RMB103 million (US$14 million) in the six months ended September 30, 2025, compared to a loss of RMB6,611 million in the same period of 2024, primarily due to significant improvement in AliExpress’ operating efficiency, and enhanced efficiency across various businesses.

Cloud Intelligence Group

(i)	Segment revenue

Revenue from Cloud Intelligence Group was RMB73,222 million (US$10,285 million) in the six months ended September 30, 2025, an increase of 30% compared to RMB56,159 million in the same period of 2024. Overall revenue excluding Alibaba-consolidated subsidiaries increased by 28% year-over-year, primarily driven by public cloud revenue growth, including the increasing adoption of AI-related products.

(ii)	Segment adjusted EBITA

Cloud Intelligence Group adjusted EBITA increased by 31% to RMB6,558 million (US$921 million) in the six months ended September 30, 2025, compared to RMB4,998 million in the same period of 2024, primarily due to revenue growth and improving operating efficiency, partly offset by the increasing investments in customer growth and technology innovation.

All Others

(i)	Segment revenue

Revenue from All others segment was RMB121,568 million (US$17,077 million) in the six months ended September 30, 2025, a decrease of 27% compared to RMB165,837 million in the same period of 2024, primarily due to the revenue decrease as a result of the disposal of Sun Art and Intime businesses, as well as the decrease in revenue from Cainiao, partly offset by the increase in revenue from Freshippo, Alibaba Health and Amap.

(ii)	Segment adjusted EBITA

Adjusted EBITA from All others segment in the six months ended September 30, 2025 was a loss of RMB4,785 million (US$672 million), compared to a loss of RMB2,910 million in the same period of 2024, primarily due to the increased investment in technology businesses, partly offset by the improved operating results of Freshippo, Hujing Digital Media and Entertainment Group and Alibaba Health.

SIX MONTHS ENDED SEPTEMBER OTHER FINANCIAL RESULTS

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense, and costs and expenses excluding share-based compensation expense by function for the periods indicated:

	Six months ended September 30,					% of
	2024		2025			Revenue
		% of			% of	YoY
	RMB	Revenue	RMB	US$	Revenue	change

	(in millions, except percentages)
Costs and expenses:
Cost of revenue	290,135	60.5%	287,210	40,344	58.0%	(2.5)%
Product development expenses	27,555	5.7%	32,096	4,509	6.5%	0.8%
Sales and marketing expenses	65,167	13.6%	119,674	16,811	24.2%	10.6%
General and administrative expenses	23,057	4.8%	14,778	2,076	3.0%	(1.8)%
Amortization and impairment of intangible assets	3,441	0.7%	1,633	229	0.3%	(0.4)%
Total costs and expenses	409,355		455,391	63,969

Share-based compensation expense:
Cost of revenue	1,205	0.3%	913	128	0.2%	(0.1)%
Product development expenses	3,560	0.7%	2,862	402	0.6%	(0.1)%
Sales and marketing expenses	948	0.2%	958	135	0.2%	0.0%
General and administrative expenses	2,564	0.5%	2,137	300	0.4%	(0.1)%
Total share-based compensation expense(1)	8,277		6,870	965

Costs and expenses excluding share-based compensation expense:
Cost of revenue	288,930	60.2%	286,297	40,216	57.8%	(2.4)%
Product development expenses	23,995	5.0%	29,234	4,107	5.9%	0.9%
Sales and marketing expenses	64,219	13.4%	118,716	16,676	24.0%	10.6%
General and administrative expenses	20,493	4.3%	12,641	1,776	2.6%	(1.7)%
Amortization and impairment of intangible assets	3,441	0.7%	1,633	229	0.3%	(0.4)%
Total costs and expenses excluding share-based compensation expense	401,078		448,521	63,004

(1)	This includes both cash and non-cash share-based compensation expenses.

Cost of revenue – Cost of revenue in the six months ended September 30, 2025 was RMB287,210 million (US$40,344 million), or 58.0% of revenue, compared to RMB290,135 million, or 60.5% of revenue, in the same period of 2024. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have decreased from 60.2% in the same period of 2024 to 57.8% in the six months ended September 30, 2025, primarily due to the disposal of Sun Art and Intime businesses, decrease in scale of low margin direct sales businesses, improvement in monetization and operating efficiency, partly offset by higher logistics cost driven by the growth in our quick commerce business.

Product development expenses – Product development expenses in the six months ended September 30, 2025 were RMB32,096 million (US$4,509 million), or 6.5% of revenue, compared to RMB27,555 million, or 5.7% of revenue, in the same period of 2024. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have increased from 5.0% in the same period of 2024 to 5.9% in the six months ended September 30, 2025, primarily attributable to our increased investment in technology development.

Sales and marketing expenses – Sales and marketing expenses in the six months ended September 30, 2025 were RMB119,674 million (US$16,811 million), or 24.2% of revenue, compared to RMB65,167 million, or 13.6% of revenue, in the same period of 2024. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 13.4% in the same period of 2024 to 24.0% in the six months ended September 30, 2025, primarily attributable to the investment in user experiences of Alibaba China E-commerce Group.

General and administrative expenses – General and administrative expenses in the six months ended September 30, 2025 were RMB14,778 million (US$2,076 million), or 3.0% of revenue, compared to RMB23,057 million, or 4.8% of revenue, in the same period of 2024. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have decreased from 4.3% in the same period of 2024 to 2.6% in the six months ended September 30, 2025, primarily due to a one-time provision for the shareholder class action lawsuits in the same period last year and our improved cost control measures.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in the six months ended September 30, 2025 was RMB6,870 million (US$965 million), compared to RMB8,277 million in the same period of 2024.

The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Six months ended September 30,
	2024	2025
	RMB	RMB	US$	YoY % Change

	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	5,877	4,664	655	(21)%
Others(2)	2,400	2,206	310	(8)%
Total share-based compensation expense(3)	8,277	6,870	965	(17)%

(1)	This represents Alibaba Group share-based awards granted to our employees.

(2)	This represents share-based awards of our subsidiaries and Ant Group granted to our employees.

(3)	This includes both cash and non-cash share-based compensation expenses.

Share-based compensation expense decreased in the six months ended September 30, 2025 compared to the same period of 2024. This decrease was primarily due to the decrease in the number of Alibaba Group share-based awards granted as we have increased the proportion of long-term cash incentives granted after considering the macroeconomic environment and the general trends in the talent market.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization and impairment of intangible assets – Amortization and impairment of intangible assets in the six months ended September 30, 2025 was RMB1,633 million (US$229 million), a decrease of 53% from RMB3,441 million in the same period of 2024, primarily due to full amortization of certain intangible assets.

Income from operations and operating margin

Income from operations in the six months ended September 30, 2025 was RMB40,353 million (US$5,668 million), or 8% of revenue, a decrease of 43% compared to RMB71,235 million, or 15% of revenue, in the same period of 2024, primarily due to the decrease in adjusted EBITA, partly offset by a one-time provision in the same period last year.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA decreased 36% year-over-year to RMB62,991 million (US$8,848 million) in the six months ended September 30, 2025, compared to RMB98,488 million in the same period of 2024. Adjusted EBITA decreased 44% year-over-year to RMB47,917 million (US$6,731 million) in the six months ended September 30, 2025, compared to RMB85,596 million in the same period of 2024, primarily attributable to the investment in quick commerce, user experiences, and technology, partly offset by double-digit revenue growth in Alibaba China E-commerce Group, the improved operating results supported by continued growth in Cloud business, as well as enhanced operating efficiencies across various businesses. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA by segment

Adjusted EBITA by segment as well as a reconciliation of income from operations to adjusted EBITA are set forth in the section entitled “Six Months Ended September Segment Results” above.

Interest and investment income, net

Interest and investment income, net in the six months ended September 30, 2025 was RMB37,468 million (US$5,263 million), an increase of 119% compared to RMB17,129 million in the same period of 2024, primarily due to mark-to-market changes from our equity investments, gain from the disposal of local consumer service business of Trendyol, and the decrease in impairment of our investments.

The above-mentioned investment gains and losses were excluded from our non-GAAP net income.

Other (expense) income, net

Other (expense) income, net in the six months ended September 30, 2025 was an income of RMB1,329 million (US$187 million), compared to expense of RMB1,221 million in the same period of 2024, was primarily due to the decrease in net exchange loss in the six months ended September 30, 2025 compared to the same period last year, arising from the exchange rate fluctuation between Renminbi and U.S. dollar.

Income tax expenses

Income tax expenses in the six months ended September 30, 2025 were RMB14,415 million (US$2,024 million), compared to RMB17,442 million in the same period of 2024.

Share of results of equity method investees

Share of results of equity method investees in the six months ended September 30, 2025 was RMB3,254 million (US$457 million), an increase of 31% compared to RMB2,483 million in the same period of 2024. The following table sets forth a breakdown of share of results of equity method investees for the periods indicated:

	Six months ended September 30,
	2024	2025
	RMB	RMB	US$

	(in millions)
Share of profit (loss) of equity method investees
- Ant Group	6,395	4,280	601
- Others	(1,334)	1,126	158
Impairment loss	(2,157)	(5)	(1)
Others(1)	(421)	(2,147)	(301)
Total	2,483	3,254	457

(1)	“Others” mainly include basis differences arising from equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the deemed disposal of the equity method investees.

We record our share of results of all equity method investees one quarter in arrears. The share of net profit of other equity method investees recorded in the six months ended September 30 2025, compared to the share of net losses in the same period last year, was primarily attributable to the overall improvement in the financial performance of our equity method investees. This was partly offset by the decrease in share of profit of Ant Group, which was mainly attributable to investments in new growth initiatives and technologies.

Net income and Non-GAAP net income

Our net income in the six months ended September 30, 2025 was RMB62,994 million (US$8,849 million), compared to RMB67,569 million in the same period of 2024, primarily attributable to the decrease in income from operations, partly offset by the mark-to-market changes from our equity investments, gain from the disposal of local consumer service business of Trendyol and the decrease in both the impairment of our investments and net exchange loss.

Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP net income in the six months ended September 30, 2025 was RMB43,862 million (US$6,161 million), a decrease of 43% compared to RMB77,209 million in the same period of 2024, primarily attributable to the investment in quick commerce, user experiences, and technology, partly offset by double-digit revenue growth in Alibaba China E-commerce Group, the improved operating results supported by continued growth in Cloud business, as well as enhanced operating efficiencies across various businesses. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the six months ended September 30, 2025 was RMB64,106 million (US$9,005 million), compared to RMB68,143 million in the same period of 2024, primarily attributable to the decrease in income from operations, partly offset by the mark-to-market changes from our equity investments, gain from the disposal of local consumer service business of Trendyol and the decrease in both the impairment of our investments and net exchange loss.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in the six months ended September 30, 2025 was RMB26.73 (US$3.75), compared to RMB28.00 in the same period of 2024. Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP diluted earnings per ADS in the six months ended September 30, 2025 was RMB19.10 (US$2.68), a decrease of 39% compared to RMB31.50 in the same period of 2024.

Diluted earnings per share in the six months ended September 30, 2025 was RMB3.34 (US$0.47 or HK$3.66), compared to RMB3.50 in the same period of 2024. Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP diluted earnings per share in the six months ended September 30, 2025 was RMB2.39 (US$0.34 or HK$2.62), a decrease of 39% compared to RMB3.94 in the same period of 2024.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement. Each ADS represents eight ordinary shares.

Cash and cash equivalents, short-term investments and other treasury investments

As of September 30, 2025, cash and cash equivalents, short-term investments and other treasury investments included in equity securities and other investments on the consolidated balance sheets, of which that are unrestricted for withdrawal and use, were RMB573,889 million (US$80,614 million), compared to RMB597,132 million as of March 31, 2025. Other treasury investments consist of fixed deposits, certificate of deposits and marketable debt securities with original maturities over one year for treasury purposes. The decrease in cash and cash equivalents, short-term investments and other treasury investments of RMB23,243 million during the six months ended September 30, 2025, was primarily due to (i) free cash flow outflow of RMB40,655 million (US$5,711 million), (ii) dividend payment of RMB33,621 million (US$4,723 million), (iii) cash used in repurchase of ordinary shares of RMB7,638 million (US$1,073 million), partly offset by (iv) net proceeds from issuance of convertible unsecured senior notes and payments for capped call transactions of RMB20,994 million (US$2,949 million), (v) net proceeds from bank borrowings of RMB17,804 million (US$2,501 million), (vi) net proceeds from issuance of exchangeable bonds of RMB10,986 million (US$1,543 million) and (vii) proceeds of RMB12,026 million (US$1,689 million) from the disposal of Intime and local consumer service business of Trendyol.

Net cash provided by operating activities and free cash flow

During the six months ended September 30, 2025, net cash provided by operating activities was RMB30,771 million (US$4,322 million), a decrease of 53% compared to RMB65,074 million in the same period of 2024. Free cash flow, a non-GAAP measurement of liquidity, was an outflow of RMB40,655 million (US$5,711 million), compared to an inflow of RMB31,107 million in the same period of 2024. The decrease in free cash flow was mainly attributed to the increase in our cloud infrastructure expenditure and the investment in quick commerce. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the six months ended September 30, 2025, net cash used in investing activities of RMB51,324 million (US$7,209 million) primarily reflected capital expenditures of RMB70,177 million (US$9,858 million) and net increase in short-term investments and other treasury investments by RMB11,119 million (US$1,562 million), partly offset by net cash inflow of RMB29,710 million (US$4,173 million) for investment and acquisition activities.

Net cash provided by financing activities

During the six months ended September 30, 2025, net cash provided by financing activities of RMB8,171 million (US$1,148 million) primarily reflected cash provided by net proceeds from issuance of convertible unsecured senior notes and payments for capped call transactions of RMB20,994 million (US$2,949 million), net proceeds from bank borrowings of RMB17,804 million (US$2,501 million), and net proceeds from issuance of exchangeable bonds of RMB10,986 million (US$1,543 million), partly offset by dividend payment of RMB33,621 million (US$4,723 million), and cash used in repurchase of ordinary shares of RMB7,638 million (US$1,073 million).

Employees

As of September 30, 2025, we had a total of 126,661 employees, compared to 124,320 as of March 31, 2025.

WEBCAST AND CONFERENCE CALL INFORMATION

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Hong Kong Time) on Tuesday, November 25, 2025.

All participants must pre-register to join this conference call using the Participant Registration link below:

English: https://s1.c-conf.com/diamondpass/10051211-a7c56v.html

Chinese: https://s1.c-conf.com/diamondpass/10051210-8u7y6t.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference.

A live webcast of the earnings conference call can be accessed at https://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week from the date of the conference (Dial-in number: +1 855 883 1031; English conference PIN 10051211; Chinese conference PIN 10051210).

Please visit Alibaba Group’s Investor Relations website at https://www.alibabagroup.com/en/ir/home on November 25, 2025 to view the earnings release and accompanying slides prior to the conference call.

ABOUT ALIBABA GROUP

Alibaba Group is a global technology company focused on e-commerce and cloud computing. We enable merchants, brands and retailers to market, sell and engage with consumers by providing digital and logistics infrastructure, efficiency tools and vast marketing reach. We empower enterprises with our leading cloud infrastructure, services and work collaboration capabilities to facilitate their digital transformation and grow their businesses.

Investor Relations Contact

Lydia Liu

Head of Investor Relations

Alibaba Group Holding Limited

investor@alibaba-inc.com

Media Contacts

Cathy Yan

cathy.yan@alibaba-inc.com

Ivy Ke

ivy.ke@alibaba-inc.com

EXCHANGE RATE INFORMATION

This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) and Hong Kong dollars (“HK$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB7.119 to US$1.00, the exchange rate on September 30, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.91298 to HK$1.00, the middle rate on September 30, 2025 as published by the People’s Bank of China. The percentages stated in this results announcement are calculated based on the RMB amounts and there may be minor differences due to rounding.

SAFE HARBOR STATEMENTS

This results announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about Alibaba’s strategies and business and operational plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business, its operating and financial results, return on investments, strategic investments and dispositions and share repurchases, and the business outlook and quotations from management in this results announcement, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Alibaba’s ability to compete, innovate and maintain or grow its business; risks associated with sustained investments in Alibaba’s businesses; risks related to strategic transactions; fluctuations in general economic and business conditions in China and globally; uncertainties arising from competition among countries and geopolitical tensions, including national trade, investment, protectionist or other policies and export control, economic or trade sanctions; changes to our shareholder return initiatives; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Alibaba’s filings with the U.S. Securities and Exchange Commission and announcements on the website of The Stock Exchange of Hong Kong Limited. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before interest and investment income, net, interest expense, other income (expense), net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, depreciation and impairment of property and equipment, and operating lease cost relating to land use rights, and others (including provision in relation to matters outside the ordinary course of business), which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before interest and investment income, net, interest expense, other income (expense), net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, and others (including provision in relation to matters outside the ordinary course of business), which we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before non-cash share-based compensation expense, amortization and impairment of intangible assets, gain or loss on deemed disposals/disposals/revaluation of investments, impairment of goodwill and investments, and others (including provision in relation to matters outside the ordinary course of business), and adjustments for the tax effects.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of outstanding ordinary shares for computing non-GAAP diluted earnings per share on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and intangible assets (excluding those acquired through acquisitions), as well as adjustments to exclude from net cash provided by operating activities the buyer protection fund deposits from merchants on our marketplaces. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campuses” because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude buyer protection fund deposits from merchants on our marketplaces because these deposits are restricted for the purpose of compensating buyers for claims against merchants.

The table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement has more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended September 30,			Six months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

	(in millions, except per share data)			(in millions, except per share data)
Revenue	236,503	247,795	34,808	479,739	495,447	69,595
Cost of revenue	(144,029)	(150,781)	(21,180)	(290,135)	(287,210)	(40,344)
Product development expenses	(14,182)	(17,095)	(2,401)	(27,555)	(32,096)	(4,509)
Sales and marketing expenses	(32,471)	(66,496)	(9,341)	(65,167)	(119,674)	(16,811)
General and administrative expenses	(9,777)	(7,380)	(1,037)	(23,057)	(14,778)	(2,076)
Amortization and impairment of intangible assets	(1,649)	(826)	(116)	(3,441)	(1,633)	(229)
Other gains, net	851	148	21	851	297	42

Income from operations	35,246	5,365	754	71,235	40,353	5,668
Interest and investment income, net	18,607	20,092	2,822	17,129	37,468	5,263
Interest expense	(2,427)	(2,517)	(354)	(4,615)	(4,995)	(702)
Other (expense) income, net	(1,478)	981	138	(1,221)	1,329	187

Income before income tax and share of results of equity method investees	49,948	23,921	3,360	82,528	74,155	10,416
Income tax expenses	(7,379)	(5,550)	(780)	(17,442)	(14,415)	(2,024)
Share of results of equity method investees	978	2,241	315	2,483	3,254	457

Net income	43,547	20,612	2,895	67,569	62,994	8,849
Net loss (income) attributable to noncontrolling interests	486	407	58	854	(1,326)	(187)

Net income attributable to Alibaba Group Holding Limited	44,033	21,019	2,953	68,423	61,668	8,662

(Accretion) Reversal of accretion of mezzanine equity	(159)	(29)	(5)	(280)	2,438	343
Net income attributable to ordinary shareholders	43,874	20,990	2,948	68,143	64,106	9,005

Earnings per share attributable to ordinary shareholders(1)
Basic	2.34	1.13	0.16	3.58	3.45	0.49
Diluted	2.27	1.09	0.15	3.50	3.34	0.47

Earnings per ADS attributable to ordinary shareholders(1)
Basic	18.71	9.05	1.27	28.62	27.63	3.88
Diluted	18.17	8.75	1.23	28.00	26.73	3.75

Weighted average number of shares used in calculating earnings per ordinary share (million shares) (1)
Basic	18,761	18,555		19,045	18,562
Diluted	19,322	19,168		19,459	19,154

(1)	Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended September 30,
	2024	2025
	RMB	RMB	US$

	(in millions)
Net income	67,569	62,994	8,849
Other comprehensive income (loss):
- Foreign currency translation:
Change in unrealized losses, net of tax	(3,699)	(5,081)	(714)
- Share of other comprehensive income (loss) of equity method investees:
Change in unrealized gains (losses)	350	(40)	(6)
- Interest rate swaps under hedge accounting and others:
Change in unrealized gains	60	1	–
Other comprehensive loss	(3,289)	(5,120)	(720)
Total comprehensive income	64,280	57,874	8,129
Total comprehensive loss (income) attributable to noncontrolling interests	1,119	(273)	(38)
Total comprehensive income attributable to ordinary shareholders	65,399	57,601	8,091

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of September 30,
	2025	2025
	RMB	RMB	US$

	(in millions)
Assets
Current assets:
Cash and cash equivalents	145,487	135,069	18,973
Short-term investments	228,826	193,246	27,145
Restricted cash and escrow receivables	43,781	40,374	5,671
Equity securities and other investments	53,780	45,257	6,357
Prepayments, receivables and other assets	202,175	232,673	32,684
Total current assets	674,049	646,619	90,830

Equity securities and other investments	356,818	411,953	57,867
Prepayments, receivables and other assets	83,431	96,927	13,615
Investment in equity method investees	210,169	206,862	29,058
Property and equipment, net	203,348	246,539	34,631
Intangible assets, net	20,911	19,429	2,729
Goodwill	255,501	255,551	35,897
Total assets	1,804,227	1,883,880	264,627

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	22,562	26,288	3,693
Income tax payable	11,638	5,588	785
Accrued expenses, accounts payable and other liabilities	332,537	340,769	47,868
Merchant deposits	274	251	35
Deferred revenue and customer advances	68,335	71,241	10,007
Total current liabilities	435,346	444,137	62,388

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of September 30,
	2025	2025
	RMB	RMB	US$

	(in millions)
Deferred revenue	4,536	4,496	632
Deferred tax liabilities	48,454	46,802	6,574
Non-current bank borrowings	49,909	63,566	8,929
Non-current unsecured senior notes	122,398	120,504	16,927
Non-current convertible unsecured senior notes	35,834	57,481	8,074
Non-current exchangeable bonds	–	13,755	1,932
Other liabilities	17,644	21,354	3,000
Total liabilities	714,121	772,095	108,456

Commitments and contingencies

Mezzanine equity	11,713	9,884	1,388

Shareholders’ equity:
Ordinary shares	1	1	–
Additional paid-in capital	381,379	387,147	54,382
Treasury shares at cost	(36,329)	(36,162)	(5,080)
Statutory reserves	15,936	16,286	2,288
Accumulated other comprehensive income (loss)	3,393	(1,561)	(219)
Retained earnings	645,478	666,784	93,663

Total shareholders’ equity	1,009,858	1,032,495	145,034
Noncontrolling interests	68,535	69,406	9,749

Total equity	1,078,393	1,101,901	154,783

Total liabilities, mezzanine equity and equity	1,804,227	1,883,880	264,627

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30,			Six months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net cash provided by operating activities	31,438	10,099	1,419	65,074	30,771	4,322
Net cash provided by (used in) investing activities	964	(69,652)	(9,784)	(34,865)	(51,324)	(7,209)
Net cash (used in) provided by financing activities	(66,782)	10,902	1,531	(86,364)	8,171	1,148
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	(2,456)	(485)	(68)	(1,797)	(1,443)	(203)

Decrease in cash and cash equivalents, restricted cash and escrow receivables	(36,836)	(49,136)	(6,902)	(57,952)	(13,825)	(1,942)
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	265,308	224,579	31,546	286,424	189,268	26,586

Cash and cash equivalents, restricted cash and escrow receivables at end of period	228,472	175,443	24,644	228,472	175,443	24,644

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net income	43,547	20,612	2,895	67,569	62,994	8,849
Adjustments to reconcile net income to adjusted EBITA and adjusted EBITDA:
Interest and investment income, net	(18,607)	(20,092)	(2,822)	(17,129)	(37,468)	(5,263)
Interest expense	2,427	2,517	354	4,615	4,995	702
Other expense (income), net	1,478	(981)	(138)	1,221	(1,329)	(187)
Income tax expenses	7,379	5,550	780	17,442	14,415	2,024
Share of results of equity method investees	(978)	(2,241)	(315)	(2,483)	(3,254)	(457)
Income from operations	35,246	5,365	754	71,235	40,353	5,668
Non-cash share-based compensation expense	3,666	2,882	404	7,775	6,076	854
Amortization and impairment of intangible assets, and others	1,649	826	116	3,441	1,488	209
Provision for the shareholder class action lawsuits	–	–	–	3,145	–	–
Adjusted EBITA	40,561	9,073	1,274	85,596	47,917	6,731
Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	6,766	8,183	1,150	12,892	15,074	2,117
Adjusted EBITDA	47,327	17,256	2,424	98,488	62,991	8,848

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net income	43,547	20,612	2,895	67,569	62,994	8,849
Adjustments to reconcile net income to non-GAAP net income:
Non-cash share-based compensation expense	3,666	2,882	404	7,775	6,076	854
Amortization and impairment of intangible assets	1,649	826	116	3,441	1,633	229
Provision for the shareholder class action lawsuits	–	–	–	3,145	–	–
Gain on deemed disposals/disposals/revaluation of investments	(12,697)	(16,192)	(2,274)	(8,116)	(29,320)	(4,119)
Impairment of investments, and others	756	1,442	203	5,067	2,455	345
Tax effects(1)	(403)	782	110	(1,672)	24	3

Non-GAAP net income	36,518	10,352	1,454	77,209	43,862	6,161

(1)	Tax effects primarily comprise tax effects relating to non-cash share-based compensation expense, amortization and impairment of intangible assets and certain gains and losses from investments, and others.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

	(in millions, except per share data)			(in millions, except per share data)
Net income attributable to ordinary shareholders – basic	43,874	20,990	2,948	68,143	64,106	9,005
Dilution effect on earnings arising from non-cash share-based awards operated by equity method investees and subsidiaries	(56)	(96)	(13)	(131)	(258)	(36)
Adjustments for interest expense attributable to convertible unsecured senior notes	69	72	10	95	143	20
Net income attributable to ordinary shareholders – diluted	43,887	20,966	2,945	68,107	63,991	8,989
Non-GAAP adjustments to net income attributable to ordinary shareholders(1)	(7,524)	(10,516)	(1,477)	8,521	(18,250)	(2,564)

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	36,363	10,450	1,468	76,628	45,741	6,425

Weighted average number of shares on a diluted basis for computing non-GAAP diluted earnings per share/ADS (million shares)(2)	19,322	19,168		19,459	19,154

Diluted earnings per share(2)(3)	2.27	1.09	0.15	3.50	3.34	0.47

Non-GAAP diluted earnings per share(2)(4)	1.88	0.55	0.08	3.94	2.39	0.34

Diluted earnings per ADS(2)(3)	18.17	8.75	1.23	28.00	26.73	3.75

Non-GAAP diluted earnings per ADS(2)(4)	15.06	4.36	0.61	31.50	19.10	2.68

(1)	Non-GAAP adjustments excluding the attributions to the noncontrolling interests. See the table above for items regarding the reconciliation of net income to non-GAAP net income (before excluding the attributions to the noncontrolling interests).

(2)	Each ADS represents eight ordinary shares.

(3)	Diluted earnings per share is derived from dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

(4)	Non-GAAP diluted earnings per share is derived from dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares for computing non-GAAP diluted earnings per share, on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net cash provided by operating activities	31,438	10,099	1,419	65,074	30,771	4,322
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(16,977)	(31,428)	(4,415)	(28,916)	(70,057)	(9,841)
Less: Changes in the buyer protection fund deposits	(726)	(511)	(72)	(5,051)	(1,369)	(192)
Free cash flow	13,735	(21,840)	(3,068)	31,107	(40,655)	(5,711)

NOTES TO THE INTERIM FINANCIAL INFORMATION

Basis of presentation

Our condensed consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. There were no significant changes to our significant accounting policies from the audited consolidated financial statements for the preceding fiscal year, except that the accounting policies relating to borrowings and derivatives and hedging were updated as a result of the issuance of exchangeable bonds. The adoption of the accounting standard updates did not have a material impact on the financial position, results of operations and cash flows.

Revenue

Revenue by type is as follows:

	Six months ended September 30,
	2024	2025
	RMB	RMB

	(in millions)
Customer management services	199,821	223,399
Membership fees and value-added services	23,044	24,035
Logistics services	59,904	68,018
Cloud services	41,326	52,826
Sales of goods	135,837	108,435
Other revenue	19,807	18,734
	479,739	495,447

Income tax expenses

Composition of income tax expenses is as follows:

	Six months ended September 30,
	2024	2025
	RMB	RMB

	(in millions)
Current income tax expense	14,939	13,985
Deferred taxation	2,503	430
	17,442	14,415

Dividends

The Board did not recommend the distribution of interim dividend for the six months ended September 30, 2024 and 2025.

NOTES TO THE INTERIM FINANCIAL INFORMATION (CONTINUED)

Earnings per share/ADS

The following table sets forth the computation of basic and diluted net income per share/ADS for the following periods:

	Six months ended September 30,
	2024	2025
	RMB	RMB

	(in millions, except per share data)
Earnings per share
Numerator:
Net income attributable to ordinary shareholders for computing net income per ordinary share — basic	68,143	64,106
Dilution effect on earnings arising from non-cash share-based awards operated by equity method investees and subsidiaries	(131)	(258)
Adjustments for interest expense attributable to convertible unsecured senior notes	95	143
Net income attributable to ordinary shareholders for computing net income per ordinary share — diluted	68,107	63,991

Shares (denominator):
Weighted average number of shares used in calculating net income per ordinary share — basic (million shares)	19,045	18,562
Adjustments for dilutive RSUs and share options (million shares)	149	186
Adjustments for convertible unsecured senior notes (million shares)	265	406
Weighted average number of shares used in calculating net income per ordinary share — diluted (million shares)	19,459	19,154

Net income per ordinary share — basic (RMB)	3.58	3.45
Net income per ordinary share — diluted (RMB)	3.50	3.34

Earnings per ADS
Net income per ADS — basic (RMB)	28.62	27.63
Net income per ADS — diluted (RMB)	28.00	26.73

NOTES TO THE INTERIM FINANCIAL INFORMATION (CONTINUED)

Aging analysis

Accounts receivable

The aging analysis of the accounts receivable, net of allowance based on billing date is as follows:

	As of March 31,	As of September 30,
	2025	2025
	RMB	RMB

	(in millions)
0-3 months	25,172	25,073
3-6 months	3,078	3,395
6-12 months	1,775	2,344
Over 1 year	627	834
Accounts receivable, net of allowance	30,652	31,646

Accounts payable

The aging analysis of the accounts payable based on billing date is as follows:

	As of March 31,	As of September 30,
	2025	2025
	RMB	RMB

	(in millions)
0-3 months	52,019	56,073
3-6 months	3,990	5,696
6-12 months	846	1,600
Over 1 year	1,346	1,570
Accounts payable	58,201	64,939

LIQUIDITY AND CAPITAL RESOURCES

We fund our operations and strategic investments from cash generated from our operations and through debt and equity financing. We generated RMB65,074 million and RMB30,771 million of cash from operating activities for the six months ended September 30, 2024 and 2025, respectively. As of September 30, 2025, we had cash and cash equivalents, short-term investments and other treasury investments of RMB573,889 million that are unrestricted for withdrawal and use. Short-term investments include investments in fixed deposits with original maturities between three months and one year and certain investments in wealth management products, certificates of deposits, marketable debt securities and other investments whereby we have the intention to redeem within one year. Other treasury investments mainly include investments in fixed deposits, certificates of deposits and marketable debt securities with original maturities over one year for treasury purposes. The remaining maturities of these treasury investments held by us generally range from one to five years.

We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next twelve months. However, we may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions, which may include investing in technology, infrastructure, including data management and analytics solutions, or related talent. If we determine that our cash requirements exceed our amounts of cash on hand or if we decide to further optimize our capital structure, we may seek to issue additional debt or equity securities or obtain credit facilities or other sources of funding.

In July 2025, we issued zero coupon exchangeable bonds due 2032 by reference to the ordinary shares of our subsidiary, Alibaba Health Information Technology Limited, that are listed on the Hong Kong Stock Exchange, for an aggregate principal amount of approximately HK$12.0 billion.

In September 2025, we issued zero coupon convertible unsecured senior notes due 2032 for an aggregate principal amount of approximately US$3.2 billion.

We have made a series of amendments to our syndicated loan facility. Subsequent to the partial repayment of US$830 million in January 2025, the size of the US$4.0 billion syndicated loan was reduced to US$3.17 billion. In September 2025, we amended the loan facility and reduced the pricing terms to Secured Overnight Financing Rate (“SOFR”) plus 66 basis points. Effective on November 28, 2025, the facility will be restructured as a revolving credit facility with drawdowns permitted in both U.S. dollars and Hong Kong dollars, and the expiration date of the facility will be extended to September 30, 2028, with an option to further extend to September 30, 2030. The interest rate of the credit facility will be 66 basis points over SOFR or Hong Kong Interbank Offered Rate (“HIBOR”), and the margin will be 81 basis points for the optional extension period.

In September 2025, we amended the terms of a US$6.5 billion revolving credit facility agreement. The size of the credit facility was amended to US$3.33 billion and the utilization currency was also amended from U.S. dollar only to both U.S. dollar and Hong Kong dollar. The interest rate of the credit facility was adjusted to SOFR or HIBOR plus 66 basis points. The expiration date of the credit facility was extended from June 24, 2026 to September 30, 2028, with an option to further extend to September 30, 2030 and the margin will be 81 basis points for the optional extension period. We have not yet drawn down this facility.

The Group monitors its financial health and liquidity position by reviewing its total debts to Adjusted EBITDA ratio, calculated by dividing bank borrowings, unsecured senior notes, convertible unsecured senior notes and exchangeable bonds by Adjusted EBITDA for the last twelve months. The Group’s total debts to Adjusted EBITDA ratio was 1.14 and 1.69 as at March 31, 2025 and September 30, 2025, respectively.

SIGNIFICANT INVESTMENTS

Our significant investment consists of Ant Group. Ant Group provides comprehensive digital payment services and facilitates digital financial and value-added services for consumers and merchants in China and across the world. As of September 30, 2025, our equity interest in Ant Group on a fully diluted basis was 33%. During the six months ended September 30, 2025, dividend received from Ant Group amounted to RMB3,293 million.

We did not hold any other significant investments as of September 30, 2025.

MATERIAL INVESTMENTS, ACQUISITIONS AND DISPOSITIONS

Our material investments, acquisitions and dispositions in the six months ended September 30, 2025 and the period through the date of this results announcement are set forth below.

In May 2025, we agreed to sell 85% of the equity interest in Trendyol GO, a wholly-owned subsidiary of Trendyol that operates local service business in Türkiye (the "Disposal"). The cash consideration for the Disposal is approximately US$0.7 billion (RMB5 billion). The Disposal was completed during the six months ended September 30, 2025.

Save as disclosed above, as at the date of this results announcement, the Group did not have detailed future plans for material investments or capital assets.

PLEDGE OF ASSETS

Certain of the Group’s bank borrowings are collateralized by a pledge of certain buildings and property improvements, construction in progress and land use rights in the PRC, receivables and other treasury investments with carrying values of RMB30,213 million and RMB25,417 million, as of March 31, 2025 and September 30, 2025, respectively. In addition, certain of the Group's payables are collateralized by a pledge of certain short-term investments and other treasury investments with carrying values of RMB3,697 million and RMB4,155 million as of March 31, 2025 and September 30, 2025, respectively.

FOREIGN EXCHANGE RISK

Foreign currency risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Although we operate businesses in different countries and regions, most of our revenue-generating transactions, and a majority of our expense-related transactions, are denominated in Renminbi, which is the functional currency of our major operating subsidiaries and the reporting currency of our financial statements. When considered appropriate, we enter into hedging activities with regard to exchange rate risk.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the governments. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the U.S. dollar.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debts, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

CONTINGENT LIABILITIES

As at September 30, 2025, the Group had no material contingent liabilities.

CAPITAL EXPENDITURE AND CAPITAL COMMITMENT

Our capital expenditures have been incurred primarily in relation to (i) the acquisition of computer equipment and construction of data centers relating to our Cloud business and the operation of our mobile platforms and websites; (ii) the acquisition of infrastructure for logistics services and direct sales businesses; and (iii) the acquisition of land use rights and construction of corporate campuses and office facilities. In the six months ended September 30, 2024 and 2025, our capital expenditures totaled RMB29,585 million and RMB70,177 million, respectively.

The Group’s capital commitments primarily relate to capital expenditures contracted for purchase of property and equipment, including the construction of corporate campuses. Total capital commitments contracted but not provided for amounted to RMB45,321 million and RMB29,483 million as of March 31, 2025 and September 30, 2025, respectively.

REMUNERATION POLICY

The Group's remuneration policy and compensation packages are periodically reviewed to ensure they are competitive within the industry. Furthermore, discretionary bonuses and other long-term incentives may be awarded to selected employees based on various factors including but not limited to individual performance and the overall performance of our business. We have established learning and training programs to develop our employees both personally and professionally, helping them to better realize their potential and create value, thereby supporting their long-term career success.

The company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan. These plans provide employees with housing, pension, medical, maternity, work-related injury and unemployment benefits, as well as other welfare benefits. The relevant labor regulations require the company’s subsidiaries in the PRC to make monthly contributions to the local labor and social security authorities based on the applicable benchmarks and rates stipulated by the local government. Additionally, we provide commercial health and accidental insurance for our employees. The company’s subsidiaries also formulate their own unique benefit plans and assistance programs tailored to their specific business needs.

The Group also makes payments to other defined contribution plans and defined benefit plans for the benefit of employees employed by subsidiaries outside of the PRC.

Share-based awards such as restricted share units, incentive and non-statutory stock options, restricted shares and share appreciation rights may be granted to any directors, employees, service providers and consultants of the Group or affiliated companies under equity incentive plans adopted since the inception of the company.

SUBSEQUENT EVENTS

Save as disclosed in this results announcement, as at the date of this results announcement, there were no significant events that might affect the Group since September 30, 2025.

PURCHASE, SALE OR REDEMPTION OF OUR COMPANY’S LISTED SECURITIES

During the six months ended September 30, 2025, our company repurchased a total of 73 million ordinary shares on the New York Stock Exchange (the “NYSE”) for an aggregate consideration of US$1.0 billion. Details of the ordinary shares repurchased on the NYSE are as follows:

Month of repurchase	Number of Shares underlying ADSs repurchased(1)	Highest price paid (US$)	Lowest price paid (US$)	Aggregate consideration paid (US$, in millions)
April 2025	30,630,480	16.76	11.97	427
May 2025	13,559,320	16.79	14.02	210
June 2025	11,685,192	15.00	13.92	168
July 2025	11,019,160	15.00	12.96	154
August 2025	5,839,336	15.00	14.52	87
Total	72,733,488			1,046

Note:

1.	Each ADS represents eight ordinary shares.

As of the date of this results announcement, all the ordinary shares repurchased during the six months ended September 30, 2025 have been cancelled.

Save as disclosed above, neither our company nor any of its subsidiaries purchased, sold or redeemed any of our company’s securities listed on the Hong Kong Stock Exchange or the NYSE (including sale of treasury shares) during the six months ended September 30, 2025. As of September 30, 2025, our company did not hold any treasury shares as defined in the Hong Kong Listing Rules.

CORPORATE GOVERNANCE

Compliance with the Corporate Governance Code

To the knowledge of the Company and our directors, we have complied with all applicable code provisions set out in the Corporate Governance Code (the “Corporate Governance Code”) as set forth in Part 2 of Appendix C1 to the Hong Kong Listing Rules for the six months ended September 30, 2025.

Compliance with the Model Code

We have adopted our own trading guidelines, on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set forth in Appendix C3 to the Hong Kong Listing Rules, to regulate, among others, all dealings by directors and relevant employees of securities in the company.

Having made specific enquiry of all directors, all directors confirmed that they have complied with our trading guidelines during the six months ended September 30, 2025.

REVIEW OF INTERIM RESULTS

Our audit committee has reviewed our unaudited consolidated interim results for the six months ended September 30, 2025, and has met with the independent auditor of the company, PricewaterhouseCoopers. Our audit committee has also discussed the accounting policies and practices adopted by us, as well as internal control and financial reporting matters.

By order of the Board
Alibaba Group Holding Limited
Kevin Jinwei ZHANG
Secretary

Hong Kong, November 25, 2025

As at the date of this announcement, our board of directors comprises Mr. Joseph C. TSAI as the chairman, Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.